UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE:

Farmmi, Inc. (the “Company”) convened its extraordinary general meeting of shareholders (the “Meeting”) on December 5, 2025, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on December 4, 2025) in Lishui City, Zhejiang Province, China. A total of 4,230,094 of the Company’s ordinary shares present in person or by proxy, representing 77.17% of the total issued voting ordinary shares entitled to vote at the Meeting and constituting a quorum for the transaction of business. The Meeting was properly convened.

The following is a brief description of the final voting results for the proposals submitted to a vote of the shareholders at the Meeting.

1. Special Resolution THAT, with immediate effect upon passing, the authorised shares, and the issued and outstanding shares, of the Company be reclassified and redesignated into Class A Ordinary Shares and Class B Ordinary Shares (the “Redesignation”). The votes of the shareholders were as follows:

For	Against	Abstained
4,198,974	29,857	1,263

2. Special Resolution THAT, subject to and following the passing of the Redesignation resolution, the Fourth Amended and Restated Memorandum and Articles of Associations of the Company be adopted (the “Amended and Restated Memorandum and Articles”). The votes of the shareholders were as follows:

For	Against	Abstained
4,199,834	28,989	1,271

3. Special Resolution THAT, subject to the passing of the Redesignation and the Amended and Restated Memorandum and Articles resolutions and certain other conditions, the authorised share capital of the Company be reduced (the “Capital Reduction”). The votes regarding this proposal were as follows:

For	Against	Abstained
4,198,986	29,409	1,699

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: December 9, 2025	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

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